

Mail Stop 4628

January 22, 2018

James T. Hackett
Chief Executive Officer
Silver Run Acquisition Corporation II
1000 Louisiana Street, Suite 1450
Houston, TX 77002

> **Re:**   **Silver Run Acquisition Corporation II**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 25, 2017**
> **File No. 001-38040**

Dear Mr. Hackett

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Debbie P. Yee Esq.
       Lathan & Watkins LLP